Filed by Avanex Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Avanex Corporation

Commission File No.: 000-29175

The following is a transcript of a conference call conducted by Bookham, Inc. and Avanex Corporation on the evening of January 27, 2009 relating to the announcement of the proposed acquisition of Avanex by Bookham pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of January 27, 2009. A replay of this conference call is available on the Avanex external website.

JANUARY 27, 2009.

BOOKHAM AVANEX MERGER CONFERENCE CALL

>>

>>

>>

>> LADIES AND GENTLEMEN, PLEASE STAND BY: PLEASE DO NOT DISCONNECT.

STANDING BY.

>> GOOD AFTERNOON AND WELCOME TO THE JOINT CONFERENCE CALL.

ANNOUNCING THE MERGER.

I WOULD LIKE TO TURN THE CALL OVER TO JIM FANUCCHI.

WELCOME EVERYONE TO THE PROPOSED MERGER AND CONFERENCE CALL.

PLEASE NOTE THE SLIDES ARE AVAILABLE ON THE INVESTOR RELATIONS SECTION.

THIS CONFERENCE CALL IS BEING RECORDED FOR REPLAY PURPOSES.

WE WILL MAKE A NUMBER OF FORWARD LOOKING STATEMENTS WITH THE LITIGATION.

AND IN THE MOST RECEIPT FORM 10 Q AND 10 K AND OTHER PERIODIC REPORTS FILED BY AVANEX AND THE FCC. AND INCLUDED IN OUR EARNINGS RELEASE AS BOOKHAM’S RELEASE ON THE WEBSITE.

IN CONNECTION WITH THE PROPOSED COMBINATION.

BOOKHAM INTENDED TO FILE DOCUMENTS WITH THE FCC.

INVESTORS ARE TOLD TO READ THE PROSPECTUS AND DOCUMENTS FILED BY EITHER.

I WOULD NOW LIKE TO TURN THE CALL OVER TO ALAIN.

>> GOOD AFTERNOON.

TODAY.

I THINK IT’S QUITE AN EXCITING DAY.

GIOVANNI AND I WILL GO OVER THE SLIDES.

WE WILL BE REFERRING TO THE NUMBER ON THE SLIDE.

FIRST OF ALL, LET ME TELL YOU THAT BOTH MANAGEMENT TEAMS ARE EAGER FOR THE SUCCESS.

THE INDUSTRIAL HAS BEEN TALKING ABOUT THAT FOR QUITE AND TIME.

TODAY, WE ARE ANNOUNCING THAT IT CAN HAPPEN.

THE OTHER THING IS AS WE TALK ABOUT THE COMBINED MERGED COMPANY WILL RESURFACE A NEW COMPANY.

THE MANAGEMENT BELIEVES WE NEED TO GET THE NEW NAME AND THE NEW TEAM WILL MAKE IT SUCCESSFUL.

ONE THING WHICH I THINK IS UNIQUE TO THE MERGER AND IS QUITE IMPORTANT.

THE 2 COMPANIES ARE FOCUSED ON METRO.

WE ARE GOING TO BE AN EXTREMELY POWERFUL COMPANY ON THAT SEGMENT OF THE TELECOMMUNICATION MARKET.

I AM GOING TO SKIP OVER PAGE ONE AND 2.

YOU CAN READ THAT AT YOUR LEISURE.

NOW ON PAGES 3, YOU HAVE ALREADY READ THE PRESS RELEASE, YOU ALREADY READ THIS.

BUT LET ME GO THROUGH THE MAJOR POINTS.

FROM A PRODUCT STAND POINT, AS A JOINT MARKET POINT, FOR MOST PRODUCT LINE FOR THIS MARKET.

IN PARTICULAR, WE ARE VERY WELL POSITIONED FOR 40 GIGA BIT AND RECONFIGURABLE NETWORKS.

WE WILL CONTINUE OUR TECHNOLOGIES LIKE BOOKHAM HAS BEEN DOING IN THE PAST.

CLEARLY, ALTHOUGH WE HAVE THE SAME CUSTOMER MANY TIMES, ONE IS VERY STRONG, THE OTHER LESS STRONG.

I THINK A BROADER PRODUCT LINE WILL ALLOW US TO ACCELERATE THE CUSTOMER BASE.

I SHARE WITH YOU, THE INTEGRATION HAS ITS LIMITATIONS AND WE COULD NOT NECESSARILY SPEND ENOUGH ON EACH PRODUCT LINE.

THE 2 COMPANIES TOGETHER CAN REALLY DO THAT AND IN THAT PARTICULAR MARKET PROBABLY SPEND MORE R AND D THAN ANY OF OTHER COMPETITORS.

WE LOOK AT THIS AS AN ADVANTAGE.

FROM A MANUFACTURING VIEWPOINT, THE 2 COMPANIES ARE COMPLEMENTARY.

WE ARE FULLY INSOURCED.

THE ANSWER IS WE WILL HAVE ACCESS TO IN SOURCE AND OUTSOURCE AND MAKE SURE WE MAXIMIZE OUR GROSS MARGIN AS A RESULT OF THAT.

FINANCIALLY, WE WILL DISCUSS THAT MORE.

WE WILL BE CREATIVE IN THE FIRST FULL QUARTER AFTER CLOSE.

IN TERMS OF RESTRUCTURING, WE WILL BE SPENDING LESS THAN 7 MILLION TO GENERATE 20 MILLION AND CASH WISE, ALTHOUGH WE HAVE TO PAY FOR THE FEES AND ALSO FOR THE RESTRUCTURING, AS THE CASH AFTER 1 YEAR OF THE NEW COMPANY WILL BE MORE THAN THE TERM OF THE CASH THAT COULD HAVE BEEN WITH THE 2 STAND ALONE COMPANIES.

CASH IS IMPORTANT IN A DOWNTURN AS YOU KNOW.

MOVING ON TO PAGE 4.

THIS IS THE SUMMARY THAT YOU CAN READ IN THE PRESS RELEASE.

IT’S GOING TO BE A NEW COMPANY WITH A NEW NAME.

THE RATIO IS 53.5 PERCENT FOR BOOKHAM.

AND THIS MERGER CAN BE VERY SUCCESSFUL BECAUSE WE ARE VERY TALENTED PEOPLE IN BOTH COMPANIES.

THE PEOPLE FROM THOSE COMPANIES AND FOR THE NEW BOARD.

SEVERAL TIMES WHEN WE MET, I MENTIONED THAT THE MERGERS ARE DIFFICULT TO ACHIEVE.

WE HAVE BEEN VERY CAREFUL IN MAKING SURE WE COULD SUCCEED AND THE CHEMISTRY BETWEEN THE TWO MANAGEMENT TEAM THAT IS WE HAVE SEEN SO FAR HAVE BEEN OUTSTANDING AND BOTH TEAMS ARE VERY IMPORTANT.

I AM CONVINCED THIS MERGER WILL BE A SUCCESS.

MOVING ON TO THE FOLLOWING PAGE, PAGE 5.

THE REVENUE OF THE COMPANY, AND IN THE INDUSTRY.

SO YOU CLEARLY ARE LOOKING AT THIS SIDE AS A TIER ONE TYPE OF COMPANY.

AND THEN BOOKHAM AND AVANEX I BELIEVE WE CAN PLAY IN THE TIER ONE COMPANY AND BECOME A LONGHAUL AND METRO MARKET ONE OF THE LARGEST COMPANIES IN THAT MARKET SEGMENT.

WHY DO WE BELIEVE WE ARE SO POWERFUL TOGETHER?

LET ME EXPLAIN THAT ON THE FOLLOWING SLIDE.

WE HAVE LOOKED AT ALL THE PRODUCTS AND OFFERS THAT ARE IMPORTANT.

AS YOU CAN SEE, THE TWO COMPANIES COMPLEMENT EACH OTHER VERY WELL.

MEANING IF ONE COMPANY IS STRONG, THE OTHER COMPANY IS LESS STRONG.

I SHOULD SAY, WEAK TO BE FAIR.

BUT IF YOU PUT TOGETHER THE 2 COMPANIES, YOU END UP WITH THE RIGHT HAND COLUMN, AS CAN YOU SEE, WE ARE ALMOST MARKETS EVERYWHERE.

WE SEE SOME MARKET SHARE IN THE TRANSMISSION MODULE AND IN THE WWS.

BUT I THINK WE ARE EXTREMELY WELL POSITIONED.

AND AS CAN YOU READ FROM THESE SLIDES, AVANEX BRINGS THE MODULATOR, AS WELL AS ADVANCED SYSTEMS AND BOOKHAM HAS BEEN CLEARLY, WE DISCUSSED THAT MANY TIMES IN THE PAST.

VERY STRONG.

WE HAVE THE TECHNOLOGY.

ADDRESSING BOTH SUBMARINE AND TERRITORIAL MARKETS.

WITH HIGH PERFORMANCE LASER RECEIVERS.

SO THE 2 TOGETHER MAKE IT VERY STRONG.

IN FACT, IF YOU TURN THE PAGE AND GO TO PAGE 7 NOW, AND CHECK OUT THE COMPETITION, IT’S CLEAR, ONLY JDS HAS A SIMILAR MARKET.

AND COMES STRAIGHT OUT OF THIS SLIDE.

I DON’T NEED TO GO MUCH BEYOND THAT.

TURNING TO PAGE OUT NOW, THE GROWTH IN BAND WIDTH HAS BEEN THERE.

YOU SHOULD LOOK.

WE ARE READING THAT THE BAND WIDTH DEMAND IS STILL GOING FAST LIKE IN SOUTH AFRICA, CHINA AND INDIA.

EVEN IN THE U.S. THE DEMANDS FOR BAND WIDTH CONTINUE TO BE THERE.

THIS IS A UNIQUE OPPORTUNITY FOR THE NEW COMPANY.

AND GIOVANNI IS MUCH BETTER STILL THAN I AM TO EXPLAIN TO YOU HOW THE TECHNOLOGY OF THE NEW COMPANY CAN REALLY BE WINNING IN THIS MARKET.

>> THANK YOU.

SO, LET ME MAKE A COUPLE OF POINTS ABOUT WHAT IT MEANS TODAY FOR THE NETWORK OPERATORS.

THERE’S NO DOUBT, WE ARE FACING SUBSTANTIAL CHALLENGES FOR THE COST THE OWNERSHIP.

AS WE EXPERIENCE A GROWTH IN TRAFFIC.

WE WILL ENABLE THE FULL SPECTRUM OF SOLUTIONS TO CONTAIN THE OPEX.

WE WILL COMBINE LEADERSHIP IN THOSE SEGMENTS IN THOSE FASTEST GROWING SEGMENTS WHICH IS IMPORTANT FOR THE GROWTH OF THE COMBINED COMPANY.

THE HIGH SPEED TRANSMISSION.

AS WELL AS LOW POWER SOLUTIONS.

AND FINALLY, WHAT WE CALL INTELLIGENT OR CONSIDERABLE MANAGEMENT SOLUTIONS.

IF WE GO TO SLIDE 9, THAT GIVES YOU A PICTURE OF OUR PRESENCE AS A COMBINED COMPANY THAT WE WILL HAVE AS SOON AS WE CLOSE.

WITH OUR COMBINED PORTFOLIO, WE WILL HAVE TECHNOLOGY AND MARKET LEADERSHIP IN TRANSMISSION.

AND WEB MANAGEMENT.

IN TERMINAL AS WELL AS LINE APPLICATIONS.

IN METRO.

OUR COMBINED COMPONENT TECHNOLOGY WILL DIFFERENTIATE FOR ALL OPTICAL NEEDS.

IF WE GO TO PAGE 10, THE COMBINED COMPANY WILL BE AVAILABLE TO PROVIDE TO OUR CUSTOMERS.

AS A COMBINED COMPANY, OWNING THE CHIP AND THE MODULE DESIGN WILL ENABLE THE COMBINED COMPANY TO EXTRACT MONEY FOR INTEGRATION AND PROVIDE INTEGRATED SOLUTIONS THAT WILL BE ABLE TO MEET THE AGGRESSIVE NEEDS OF OUR CUSTOMERS.

IT’S A VERY GOOD EXAMPLE OF HOW THE COMBINED COMPANY CAN PROVIDE A COMPETITIVE SOLUTION BY LEVERAGING TOP LASER TECHNOLOGY TO PROVIDE LOW DUMP SOLUTIONS ON THE BLADE.

IF WE GO TO PAGE 11, THIS IS ANOTHER EXAMPLE OF WHERE THE COMBINED COMPANY WILL BE ABLE TO EXCEL IN THE MARKET.

THE COMBINED PORTFOLIO, FIGURE, FOR HIGH SPEED SPECTOR TRANSMISSION, FOR THE SPECIAL COMPENSATION SOLUTIONS.

TO PROVIDE SYSTEM DESIGNERS A PORTFOLIO TO ADDRESS HIGH TRANSMISSION SPEED AS WELL AS 100 GIGA BITS PER SECOND.

WE ARE VERY EXCITED AND WE HAVE OVERALL IMPROVED.

LET ME TURN THE PRESENTATION BACK TO ALAIN.

>> BY THE WAY.

I HOPE YOU APPRECIATE THE FRENCH AND ITALIAN ACCENTS.

TOGETHER, I THINK THE RELATIONSHIP IS GOING TO BE QUITE STRONG.

I ALREADY REFERRED TO THAT.

THE NEW COMPANY HAS A GOOD RELATIONSHIP WITH ALL THE CUSTOMERS.

FOR INSTANCE, AVANEX IS STRONG WITH ALCATEL.

THE 2 TOP CUSTOMERS, NORTEL ARE NOT THAT STRONG FOR AVANEX.

THIS WILL ALLOW PENETRATION IN EACH OF THE 2 ACCOUNTS.

VERY LITTLE PRODUCT OVERLAP.

WE DON’T EXPECT TO LOSE MUCH REVENUE.

WE THINK THE OPPORTUNITIES FOR CUSTOMER PENETRATION WILL ACCELERATE THE GROWTH.

AS YOU REMEMBER, I HAVE BEEN FOCUSING ON THE EASE OF DOING BUSINESS AS IMPORTANT FOR THE COMPANY.

THE COMPANY WILL CONTINUE TO SUPPORT THE GOALS AND CONTINUE TO PUSH INNOVATION.

MOVING TO PAGE 13.

WE DON’T WANT TO FORGET WHAT WE ARE DOING IN NON-TELECOM MARKET.

I THINK THIS IS AN ASSET.

WE HAVE A 3 MAJOR CUSTOMERS IN THAT BUSINESS.

>>[INAUDIBLE]

>> THIS BUSINESS IS GROWING WHERE TELECOM WAS GOING DOWN.

THIS TIME, WE EXPECT SOMETHING SIMILAR TO HAPPEN FOR THE MARCH QUARTER.

PLUS IT DOES LEVERAGE THE OTHER INVESTMENT IN TECHNOLOGY.

I THINK IT’S GREAT THAT WE CONTINUE TO DO THAT.

NOW TURNING TO PAGE 14.

IF YOU LOOK AT THE COMPANY FROM THIS VIEWPOINT.

IT DOES STRENGTHEN THE COMPANY.

THE 24 BY 7 PRESENCE AND THE SUPPORT, WHICH IS SO IMPORTANT FOR OUR TELECOMMUNICATION CUSTOMER.

IT ALSO, FOR INSTANCE, BOOK HAM HAS MOVED ALL IT’S MANUFACTURING TO SHENZHEN. AND AVANEX HAS MOVED THEIR MANUFACTURING.

AT THE SAME TIME, WE ARE GOING TO BE ON BOARD TO PLAY BETWEEN IN HOUSE AND OUT SOURCE AND BE ABLE TO GET, MAKE SURE THAT THEY GET THE BEST MARGINS TO INTERVAL PEOPLE AND MANAGE TO GET THE BEST BENCH MARK IN MANUFACTURING PRODUCTIVITY.

EFFICIENCY.

EQUALITY AND SO ON.

THIS IS GOING TO STRENGTHEN A LOT.

EACH OF THE 2 COMPANIES WAS TRYING TO DO ALONE.

IN TERMS OF CUSTOMERS, IN JAPAN AND ITALY.

AVANEX HAS A GOOD PRESENCE.

CUSTOMERS WILL BE ABLE TO GET BETTER SERVICE TO OUR JAPANESE AND ITALIAN CUSTOMERS.

BOOKHAM HAS A STRONG PRESENCE IN UK AND CHINA AND WILL BE ABLE TO GIVE BETTER PRESENCE TO CUSTOMERS.

IN TERMS OF R AND D.

WE HAVE A LITTLE MORE THAN A YEAR AGO.

BUT, AVANEX STARTED MORE THAN 4 YEARS AGO IN SHANGHAI, WHICH HAS GOOD PROCESSES TO LEVERAGE AND STRENGTHEN AND COMPLEMENT WHAT BOOKHAM HAS BEEN DOING IN THE PAST.

I’M SURE YOU ARE WAITING FOR PAGE 15.

THIS IS WHERE YOU REALLY TRY TO UNDERSTAND WHETHER THIS WORKS OR NOT.

LET’S GO TO PAGE 15.

ON PAGE 15, THE SOURCE OF SYNERGY ON THE TOP LEFT OF THE SLIDE ARE IMPROVED GROSS MARGINS.

AS WE PUT MORE IN SHENZHEN WILL BE PROFITING BETTER GROSS MARGINS AND WHEN JERRY GOES THROUGH SEPTEMBER NUMBER.

WE WILL GIVE YOU PROOF OF THAT.

BUT AT THE SAME TIME, WE HAVE BEEN WORKING WITH A SUPPLIER DOING AN EXCELLENT JOB.

SO, IN THE END, I EXPECT BOOSTING GROSS MARGIN FROM THIS IN SOURCE AND OUT SOURCE.

YOU DON’T NEED 2 SUPPLY CHAINS FOR ONE COMPANY.

IN TERMS OF R AND D.

WE WILL LEVERAGE A GROSS MARKET.

WE WILL LOWER COST IN R AND D.

I THINK THIS WORKS TO OUR ADVANTAGE.

AND IN TERMS OF SALES, WE WILL BE COMBINING THIS ACQUISITION.

WE DON’T NEED 2 ACCOUNT MANAGES PER CUSTOMERS.

AND OBVIOUSLY, PUBLIC COMPANY COSTS A LOT OF MONEY.

WE HAVE DEAL WITH A LOT OF FILINGS.

WE WILL BE KEEPING ONLY ONE PUBLIC COMPANY AND THAT’S ANOTHER SIGNIFICANT SAVINGS.

SO ALL OF THOSE EFFICIENCY, WE HAVE LOOKED AT HERE HOW MUCH IT’S GOING TO COST TO RESTRUCTURE.

IF WE HAD DONE THAT SEVERAL YEARS AGO.

IT COULD HAVE BEEN QUITE EXPENSIVE.

EACH COMPANY HAS CLEANED ITS OWN HOUSE AND END UP COMPLEMENTARY.

AS A RESULT OF THAT, WE SPEND NO MORE THAN 7 MILLION IN RESTRUCTURING AND BE GENERATING $20 MILLION OUT OF SYNERGY IN THE FIRST QUARTER OF THE COMPANY.

I THINK THIS IS A PRETTY GOOD.

IF YOU WANT TO HAVE A HIGHER NUMBER, THE FIRST QUARTER MULTIPLIED BY 4 WILL BE 28 MILLION.

WE HAVE SPENT 7 MILLION AT THAT TIME.

BEYOND THAT, WE HAVE NOT LOOKED AT YET, THE OTHER POTENTIAL SYNERGY, WE HAVE NEW OPPORTUNITIES TO EXPAND THE QUICKLY TO THE NEW CUSTOMERS.

BUT ALSO, AS WE GROW THE BUSINESS, THERE’S NO PRODUCT POSSIBLE, FOR INSTANCE, TO AVANEX.

AND OTHERS THAT WILL BE LOOKING AT A LOT OF DETAIL.

THIS IS FINANCIALLY VERY COMPELLING AND I WOULD LIKE TO TURN TO SLIDE 16, WHICH IS QUESTION YOU ALWAYS ASK ME.

WHEN ARE YOU GOING TO BE PROFITABLE AND WHAT IS YOUR TARGET COST STRUCTURE?

THIS IS AN EXAMPLE.

IT’S VERY DIFFICULT IN THIS DOWNTURN TO GET TO PRECISE NUMBER.

THE WAY WE HAVE DONE IT IS, SIGHTING THE IMPROVEMENT OF WE WILL ANNOUNCE NEXT WEEK.

IT’S 12 MONTHS FINISHING LAST SEPTEMBER.

98 MILLION, A TOTAL OF 445 MILLION.

IF YOU DIVIDE BY 4, THAT’S ABOUT 110 MILLION.

AND THEREFORE, AFTER 12 MONTHS TOGETHER.

THAT MEANS THE FIRST FULL QUARTER, WE BELIEVE THE NEW COMPANY AT THE LEVEL, 110 PER QUARTER, ASSUMING THE ECONOMY RECOVERS ENOUGH TO GET THERE WE WILL BE ABLE TO GENERATE 7 PERCENT OF THE MARGIN.

IF YOU COMPARE THAT TO THE LAST YEAR, AVANEX AND BOOKHAM NUMBER.

THIS IS ABOUT A JUMP OF 10 POINTS TO SIMILAR LEVEL OF REVENUE.

I THINK THIS IS QUITE COMPELLING BY ITSELF.

WE ARE GOING TO KEEP LONG-TERM MODEL TO GO TO 10 PERCENT OPERATING MAJOR AND MARGIN.

AS YOU KNOW.

THERE ARE TAX CREDITS FOR THE FUTURE.

WE ARE NOT BEING TAXED FOR SOME TIME.

I THINK THE NEW COMPANY CLEARLY HAS A VERY EXCITING COST STRUCTURE.

MOVE TO GO PAGE 17.

WE ARE LOOKING AT THE NEW ORGANIZATION.

WE SELECTED THE BEST PEOPLE FOR A GIVEN JOB.

YOU KNOW.

AND AT THE LEVEL, WE HAVE 3 FROM AVANEX INCLUDING GIOVANNI.

3 FROM BOOKHAM.

BERNARD WILL BE THE CHAIRMAN AND PLUS MYSELF, WHO WILL BE PART OF THE BOARD AND CEO OF THE NEW COMPANY.

GIOVANNI, BEING ON THE BOARD, I ALSO ACCEPTED TO WORK WITH ME FOR SEVERAL MONTHS.

AFTER CLOSURE.

TO HELP ME MAKE SURE THAT WE DO THE MERGER SUCCESSFULLY AND PUT THE COMPANY ON THE RIGHT TRACK FROM A STRATEGY VIEWPOINT.

THE COMPANY WILL BE MADE OF 3 TELECOM DIVISIONS.

2 TELECOM AND ONE NON-TELECOM.

WE HAVE SUPPORT FROM VARIOUS OTHER FUNCTIONS.

TECHNICAL AND MARKETING AND SO ON.

AND JERRY CONTINUES TO BE THE CFO AND JAMES IS THE COO.

ONE THING I WILL LIKE TO MENTION TO YOU.

TO GET TO THE ABSOLUTE CONDITIONS THAT THE MERGER WAS DOABLE.

WE DO A 2-DAY OFF SIGHT OF THE MANAGEMENT TEAM.

THE CHEMISTRY WAS THERE.

THE EAGERNESS OF WINNING TOGETHER AND THAT MAKES ME VERY CONVINCED THAT THIS NEW MANAGEMENT TEAM SUPPORTED BY THESE VERY GOOD BOARD WILL MAKE THE COMPANY A SUCCESS.

TURNING TO PAGE 18, I’M NOT GOING TO ADD ANYTHING.

THIS IS A REPEAT OF THE FIRST SLIDE.

AS I SAID, WE ARE READY TO WIN TOGETHER.

BEFORE I CONCLUDE.

I WOULD LIKE TO GO THROUGH THE BOOKHAM RESULTS.

JERRY.

>> THANKS ALAIN.

THE MESSAGE WE WANT TO CONVEY TODAY FROM A STAND ALONE POINT IS WE CONTINUE TO EXECUTE IMPROVEMENTS THAT ALLOWED US TO MAINTAIN OUR CASH BALANCES AND OUR ADJUSTED EBITDA.

BECAUSE OF THE SIGNIFICANCE OF THIS EFFECT, REVENUES IN OUR SECOND QUARTER WHICH ENDED ON SEPTEMBER 1ST, WERE 50 POINT 2 MILLION.

AS A RESULT OF ITS BANKRUPTCY FILING ON JANUARY 14TH.

AND ANOTHER 1 POINT 3 TO A CONTRACT MANUFACTURING CUSTOMER WHICH HAD THE CLOSE OF FINANCE AND A DELAY.

EVEN PRIOR TO DEFERRING THESE REVENUES, THERE WAS AN 11 PERCENT DROP.

THE REVENUES ARE 15 PERCENT OF OUR REVENUES.

NORTEL WAS A MAJOR CUSTOMER WITH REVENUE OF 11 PERCENT.

THESE REVENUES EXCLUDE THE BANKRUPTCY DESCRIBED EARLIER.

.4 MILLION OF ONE TIME COST WITH TRANSFER OF OPERATIONS FROM SAN JOSE TO SHENZHEN CHINA.

THE REVENUES DEFERRALS DESCRIBED ABOVE IMPACTED BY THE FULL DOLLAR AMOUNT.

YOUR NON-GAAP GROSS MARGIN.

EVEN WHILE THE UNDERLYING BUSINESS DROPPED BY 11 PERCENT.

UNFORTUNATELY, WE DO NOT BELIEVE THIS MOMENTUM WILL BE ENOUGH TO HOLD MARGINS STEADY.

AS A RESULT, THIS EXPECTED DECREASE IS A DIRECT FUNCTION OF LOSS CONTRIBUTION DUE TO LOWER REVENUES.

WE DO EXPECT MARCH TO BE OUR LOW POINT.

EVEN THOUGH VISIBILITY WILL NOT BE GOOD AND SHOULD NOT BE TAKEN FOR GUIDANCE FOR JUNE.

OUR RESEARCH AND DEVELOPMENT WERE 6.9.

A DECREASE OF ONE MILLION COMPARED TO 7.9 MILLION AND DOWN FROM THE SAME QUARTER OF THE PRIOR YEAR.

OUR R AND D INCLUDED STOCK COMPENSATION.

OUR GNA INCLUDED STOCK COMPENSATION.

COMING OUT OF SEPTEMBER QUARTER, WE IDENTIFIED COST DECREASE PLANS FOR THE SEPTEMBER PLAN WHICH WE HAVE EXECUTED SUCCESSFULLY.

OUR OPERATING EXPENSES AND MANUFACTURING OVERHEADS CONTINUE TO BENEFIT FROM THE DOLLAR’S STRONGER POSITION THAN THE BRITISH STERLING.

IT’S THE SEPTEMBER QUARTER WAS 1 POINT 85.

IN THIS DECEMBER QUARTER, IT WAS 1 POINT 62 AND HAS BEEN HARBORING DOWN.

THIS DECEMBER QUARTER WAS 2 POINT 8 MILLION AND 0.4 COMPARED TO 3 AND $5 MILLION.

THIS IS IN RESPONSE TO ECONOMIC CONDITIONS AND OUR MARKET CAPITALIZATION THAT COMPRISE THE TRIGGERING EVENT.

IT WILL BE COMPLETED DURING THE MARCH QUARTER.

RESTRUCTURING CHARGE WERE .5 MILLION.

AS MENTIONED ABOVE.

THIS TRANSFER IT COMPLETE AND WE DO NOT ANTICIPATE AND RESTRUCTURING COSTS OUR NET LOSS WAS 6 POINT 5 MILLION COMPARED TO A IN THE INCOME OF 2 POINT 2. THIS COMPARES TO A GAIN OF 6 POINT 5 MILLION LAST QUARTER.

THE NET LOSS INCLUDES THE 7 POINT 9 GOOD WILL DISCUSSED EARLIER.

OF COURSE, THIS WOULD INCREASE SIGNIFICANTLY UPON THE CLOSE OF THE TRANSACTION WITH AVANEX.

MOVING TO THE BALANCE SHEET.

OUR RESTRICTED CASH AND SHORT TERM INVESTMENTS WERE 47 MILLION.

EVEN WITH THE REVENUE DROPS DISCUSSED EARLIER, WE INCREASED THEM BY 1 POINT 5 MILLION.

THE MAJOR MOVEMENTS EXCLUDING THE DEFERRED ROUGH REVENUE.

AS WELL AS COLLECTION OF AND SEPTEMBER OVERDUE RECEIVABLES IN THE FIRST WEEK OF OCTOBER.

LET ME SPEAK SPECIFICALLY ABOUT THE CASH FLOW COLLECTION IMPLICATIONS OF THE REVENUE DISCUSSED PIECE BY PIECE.

AS A COLLECTION OF THE ONE POINT 3 BILLINGS DIFFERED THESE ARE CONTINGENT ON FINANCED FROM THE BANKRUPTCY.

NEITHER THE TIMING OR RESULT IS CERTAIN.

COLLECTION ON 4 MILLION IS BEST ANALYZED IN 2 PIECES.

WE UNDERSTAND FROM COUNSEL THAT 2 MILLION OF THIS IS IN A PRIORITY CLASS WITH A REASONABLE LIKELIHOOD OF COLLECTION.

WE ARE UNCERTAIN AS TO TIMING.

THE 2 POINT ONE MILLION WILL BE UPON THE CUSTOMER TO RESTRUCTURE FROM BANKRUPTCY MUCH THE AMOUNT COLLECTED AND THE TIMING ARE UNCERTAIN.

HOWEVER, AS COLLECTION OF ANY OF THESE DEFERRED REVENUE AMOUNTS IN MARCH.

WE NOT EXPECT CASH BALANCES TO DROP BELOW 40 MILLION AT THE END OF THE MARCH QUARTER.

OUR OVERALL CONTACTS MOVE TO 33 POINT ONE MILLION.

THIS DROP IS PRIMARILY DREW TO LOWER REVENUES AND COLLECTION OF SOME RECEIVABLES HAS BEEN HELD OVER AND PAID TO THE FIRST WEEK OF OCTOBER.

OUR INVENTORY WAS 54.8 MILLION.

OUR FIXED ASSETS WERE 32.5.

COMPARED TO 32 POINT 7.

OUR CAP WAS LARGELY OFF SET BY DEPRECIATION IN THE QUARTER.

TO CONCLUDE ON THE BALANCE SHEET.

WE HAVE NO DEBTS ON THE BOOKS.

NOW BEFORE I TURN IT BACK OVER TO ALAIN.

LET ME SPEAK TO OUR GUIDANCE FOR MARCH 2009.

THIS GUIDANCE ASSUMES NO TURN AROUND OF THE ABOUT MENTIONED ITEMS.

GIVEN THE ECONOMIC SITUATIONS, OUR GUIDANCE RANGES ARE VERY BROAD.

WE EXPECT MARCH TO BE OUR LOW POINT AND VISIBILITY IS NOT GOOD.

SO FOR THE MARCH QUARTER, WE EXPECT REVENUES TO BE IN A RANGE OF 43 TO 50 MILLION.

NON-GAAP GROSS MILLION TO BE 15 TO 22 PERCENT.

ALAN.

>> OKAY.

THANK YOU.

JERRY.

AND I TELL YOU I’M QUITE PLEASED WITH WHAT WE HAVE ACHIEVED IN THE LAST QUARTER.

WE ACCEPTED VERY QUICKLY, THE RESULT IS THAT WE WERE ABLE TO PRESERVE CASH AND THE GROSS MARGIN IF WE TAKE THE DIFFERENCE OUT.

WOULD HAVE BEEN 27 PERCENT OF THE SEPTEMBER QUARTER, BUT WITH 11 MILLION LESS IN REVENUE.

WE REALLY HAVE A PRODUCTION MACHINE INCREASING PARTICULARLY, WHICH IS ON THE MIGHT HAVE.

THIS IS THE SITUATION AS WE DECIDE TO MERGE WITH AVANEX.

WHAT WE HAVE DONE BEYOND THE FINANCIAL AND GROSS MARGIN.

WE INCREASED MOMENTUM IN JAPAN.

WE HAVE 2 NEW LASER DESIGN WITH KEY CUSTOMERS.

THE LARGER THESE 2 PSK.

THIS IS MODULATION TECHNIQUE WE HAVE INTEGRATED FOR OUR CHIPS.

WE WILL PAY OUT.

AS YOU KNOW, AS WE INTEGRATE MORE.

WE WILL REDUCE CONSUMPTION.

IT WILL BE A CHOICE, A SUPPLY OF CHOICE.

LAST QUARTER, WE CLOSED 3 TRANSPONDER AND 3 LINE CARD DESIGN.

SO THAT’S VERY NICE MOMENTUM FOR FUTURE REVENUE.

WE GOT OUR FIRST PREPRODUCTION DQPSK TRANSPONDER.

AND SHIPPED OUR FIRST DEVICES TO OUR CUSTOMERS.

AROUND THE 40 GIGA BIT, FOR THE TRANSPONDER AND DPSK.

SO WE ARE QUITE WELL POSITIONED.

WE ALL LAUNCHED IN RELATION TO HIGH SPEED, OUR NEW BLOCK FOR 40 GIGA BIT SINGLE CHANNEL AMPLIFIER.

AND ALSO LAUNCHED OUT OF OUR ZURICH LAB A MULTIMEDIA DEVICE.

TAKE HIGH POWER LASER TO 25 WATTS.

THANK TO THE PEOPLE’S SKILLS AND EXPERIENCE.

I AM QUITE PROUD OF THE ENGINEERS.

THEY ARE GREAT EXPERIENCE AND GREAT DEDICATION TO MAKE THE COMPANY SUCCESSFUL.

AND AS WE CONTINUE OUR EFFORT TO BETTER SERVE OUR CUSTOMERS, WE RECEIVED THE PARTNER FIBER HOME SUPPLIER.

I THINK THIS IS THE BEST DEMONSTRATION OF OUR MEETING THE NEEDS OF CUSTOMERS IS GETTING AWARDS FROM THOSE.

THIS IS FOR MANUFACTURING AND EXECUTION WHERE WE ARE DOING EVERYTHING WE CAN TO COMBINE FLEXIBILITY AND RESPONSIVENESS AND ABILITY TO RESOLVE ISSUES THAT OUR CUSTOMERS ENCOUNTER AND TRY TO SERVE THEM THE BEST WE CAN.

WE ALSO COMPLETED THE TRANSFER OF OUR SAN JOSE MANUFACTURING TO SHENZHEN.

IN TERMS OF THE R AND D MARKET, OUR DIVISION AS GROWN 17 PERCENT FROM THE DECEMBER QUARTER OVER THE SEPTEMBER QUARTER.

AND THAT’S MARKET WE ARE PROBABLY GAINING MARKET SHARE AS WE SPEAK.

I AM QUITE EXCITED ABOUT THAT.

BOTTOM LINE, WE HAVE LOWERED, 53 MILLION.

AND WHILE WE CONTINUE TO PROVIDE GOOD SERVICES TO OUR CUSTOMERS AND CONTINUE TO INNOVATE, THAT’S QUITE AN EXCITING POSITION TO BE IN.

IT’S IN THE DOWNTURN YOU GAIN MARKET SHARE AND MAKE A DIFFERENCE.

WE ARE WELL POSITIONED TO DO THAT.

AS WE MERGE, A NEW COMPANY WILL BE EVEN STRONGER.

WE EXTEND OUR MODULATOR FOOTPRINT.

THEREFORE TO OUR CUSTOMER.

WE ALSO BRING TO AMPLIFY CAPABILITY THE BEST IN CLASS FROM AVANEX.

SO THAT’S GOING TO BE THE ABILITY TO ACCELERATE CUSTOMER PENETRATION.

AND THE CURRENT EXECUTION OF SYNERGY, WE EXPECT AS I SAID BEFORE, TO GENERATE 20 MILLION OF TOTAL SAVINGS OVER THE QUARTER OF THE FIRST YEAR, WHILE WE SPEND LESS THAN 7 MILLION IN THAT SAME PERIOD FOR RESTRUCTURING.

I BELIEVE THIS IS MERGER IS EXTREMELY EXCITING AND WOULD BE HAPPY TO DISCUSS FURTHER WITH ALL OF YOU.

FOR THE TIME BEING.

OPERATOR, COULD YOU OPEN THE LINE FOR QUESTIONS.

THANK YOU.

>> THANK YOU SIR.

LADIES AND GENTLEMEN, WE’LL NOT BEGIN THE QUESTION AND ANSWER SESSION.

IF YOU WOULD LIKE TO WITHDRAW YOUR QUESTION, PLEASE PRESS THE STAR FOLLOWED BY 2.

IF YOU ARE USING SPEAKER EQUIPMENT, IT WILL BE NECESSARY TO LEFT THE HAND SET.

ONCE AGAIN, STAR ONE FOR ANY QUESTIONS.

OUR QUESTION IS FROM THE LINE OF JOHN HARMON WITH NATIVE AND COMPANY.

>> HI.

GOOD AFTERNOON.

>> GOOD AFTERNOON JOHN.

>> HI JOHN.

>> YOU CAN HEAR ME.

A FEW QUESTIONS PLEASE.

FIRST OF ALL, REGARDING THE AMPLIFIER.

BOOM HAM HAS A GOOD BUSINESS AS WELL.

I DON’T KNOW IF YOU WANT TO TALK ABOUT MARKET SHARES.

DO YOU ANTICIPATE ANY ISSUES WITH THE DEPARTMENT OF JUSTICE REGARDING YOUR MARKET CONCENTRATION IN THIS AREA?

>> NO.

WE DO NOT EXPECT ANY PROBLEM BECAUSE WE ARE COMPLEMENTARY IN TERMS OF CUSTOMERS.

IT’S ONLY 1 PRODUCT WITH 1 CUSTOMER THAT WE HAVE IN COMMON.

WE DON’T HAVE A LOT OF COMPETITION.

WE DON’T EXPECT ANY ISSUES AS A RESULT OF THAT.

WHAT WE DO EXPECT IS THAT THE

>>[INAUDIBLE]

>> COMBINED WITH THE VERY FLEXIBLE PLATFORM FROM AVANEX IS GOING TO BE AN ADVANTAGE.

>> ABSOLUTELY, THE COMBINATION IS COMPELLING.

BUT THE COMBINATION OF THE TECHNOLOGIES IS NOT NECESSARILY BY THE ADDITION.

>>[INAUDIBLE]

>> MR. HARMON, IS THERE ANY WAY TO MUTE YOUR PHONE?

>> I CAN MUTE THE PHONE FOR A SECOND.

THANK YOU.

>> DO YOU HAVE ANOTHER QUESTION?

>> MOVE TO THE NEXT QUESTION.

PLEASE.

>> IT’S A BIT NOISY HERE.

MY SECOND QUESTION IS, YOU TALKED ABOUT TAKING THE BEST OF BOTH MANUFACTURING APPROACHES, AVANEX OUTSOURCE.

GIVEN THAT AVANEX USING ABOUT 15 PERCENT GROSS MARGIN.

WOULD YOU HAVE ROOM TO INTEGRATE TO SHENZHEN.

>> WE WILL LOOK ON A CASE BY CASE BASIS.

WE EXPECTATION IS THAT WE WILL BE ABLE TO PUT SOME MORE IN SHENZHEN WHEN IT MAKES SENSE.

BUT TO ALSO BE ABLE TO NEGOTIATE WITH FIBER NET AND OTHERS.

THE FACT THAT YOU HAVE BOTH, GIVES YOU AN ON-GOING BENCH MARK CAPABILITY TO GET YOUR INTERNAL TEAM AND YOUR MANUFACTURER TO IMPROVE.

I DON’T THINK WE WANT TO SWITCH TO ONE OR THE OTHER.

LIKE I SAID BEFORE IN THE PAST, I SAID, WHEN SHENZHEN WILL BE FULL.

WE WILL START OUTSOURCING.

THE NEW COMPANY IS READY.

WE WILL TOTALLY KEEP A SIGNIFICANT AMOUNT OF OUTSOURCING.

>> BOTH COMPANIES WILL HAVE MORE LEVERAGE ON A STAND ALONE BASIS.

THAT’S VERY KEY.

>> OKAY.

THANK YOU.

JUST MAYBE A QUICK ONE.

DO ANY

>>[INAUDIBLE]

>> WE CAN TALK ABOUT 2 COMPETING OR 2 COMPLEMENTARY TECHNOLOGY.

THE CUSTOMER LIKE TO DESIGN WITH ONE TECHNOLOGY.

THE INDIAN ALLOWS FOR FULL INTEGRATION.

THE LITHIUM ALLOWS FOR BETTER PERFORMANCE.

>> YOU SAID THE RIGHT WORD.

TECHNOLOGIES HAVE BEEN COMPLEMENTARY FOR THE PAST 15 YEARS AND AS HAS IMPROVED THE PERFORMANCE OF 10 G AND BELOW.

I THINK WITH 40 G AND ABOVE.

ESPECIALLY FOR SPECIAL TOLERANT APPLICATIONS AND HIGH PERFORMANCE APPLICATIONS, I BELIEVE THEY HAVE A LONG WAY TO DO.

IN TERMS OF ROAD MAPS.

THE 2 ROAD MAPS WILL HAVE TO BE REALIGNED TO MAKE SURE WE CATCH THE MAXIMUM AMOUNT OF POSSIBLE MARKET WITH BOTH TECHNOLOGIES.

I DON’T BELIEVE THERE ARE IN COMPETITION.

THEY ARE ACTUALLY VERY LOGISTIC IN CATCHING THE WIDEST POSSIBLE TRANSMISSION COMPONENT MARKET APPLICATION.

>> THANK YOU.

OUR NEXT QUESTION COMES FROM THE LINE OF AJIT T

>> A COUPLE OF QUICK QUESTIONS.

THE FIRST IS LOOKING AT THE TARGETING MODEL FOR YOUR COMBINED COMPANY.

YOU TALK ABOUT GROSS MARGINS ET CETERA.

COULD YOU GIVE US THE COMBINED RUN RATE FOR THE FOURTH QUARTER, 12 PERCENT R AND D AND 7 PERCENT NON-GAAP?

>> WHAT I SAID IS ABOUT IN THE 110 MILLION THIRD QUARTER LEVEL, WHICH WOULD BE SIMILAR TO WHAT THE PAST 12 MONTHS FINISHING IN SEPT.

RIGHT NOW WE EXPECT THE ECONOMY TO RECOVER.

BUT MAY BE RECOVER FASTER, MAYBE RECOVER SLOWER.

IF ANYBODY HAS A CRYSTAL BALL A YEAR FROM NOW.

LET ME KNOW.

>> RIGHT NOW, WHEN YOU LOOK AT YOUR RECEIVABLES, I THINK YOU HAVE TALKED ABOUT SOMETHING.

I DON’T UNDERSTAND THE DEPTH OF REVENUE.

WHEN YOU LOOK AT THE INCREASED RECEIVABLES FROM JUNE TO SEPTEMBER.

IT WENT ALL THE WAY UP TO 59 POINT 2.

THEY HAVE FALLEN TO 33 MILLION.

I AM TRYING TO UNDERSTAND THE DRIVER OF THAT.

YOU HAD 5 MILLION OF OPEN RECEIVABLES TO NORTEL.

HOW MUCH OF THAT IS OTHER WRITE OFFS

>> OUR REVENUES WENT DOWN 11 MILLION QUARTER TO QUARTER.

THAT HAS A DIRECT IMPACT ON YOUR RECEIVABLES.

YOU ADD THAT UP WITH NORTEL.

OTHERWISE, WE HAVE 6 MILLION OF RECEIVABLES THAT CARRIED OVER AND PAID IN THIS LAST QUARTER.

SO IF YOU ADD UP THOSE 3 FACTORS.

YOU WILL SEE HOW THAT ADDED UP.

>> THERE ARE NO OTHER WRITE OFFS

>> IN PARTICULAR.

>> OKAY.

AND THEN JUST WHEN YOU LOOK ACROSS THE BOARD, YOU SEE YOUR GUIDANCE FROM THE NEXT QUARTER, IT SHOWS GREATER AND GREATER SOFTNESS.

NOT NECESSARILY LOOKING FOR A FORECAST ON WHEN YOU WOULD SEE THE UP TAKE.

IS THE MARKET DETERIORATING IN YOUR CASE AS WELL AS THE COMPETITORS AND THE SECOND WOULD BE, IN TERMS OF GEOGRAPHY, IS THERE A COLOR OF WHY IS BUSINESS STRONGER THAN NORTH NATIVE AMERICAN OR CAN YOU PROVIDE TRENDS FOR US.

>> IN TERMS OF GEOGRAPHY.

THERE’S NO MOMENTUM OUTSIDE OF THE US, LIKE SOUTH AMERICA.

INDIA AND CHINA.

THIS DOES REFLECT IN THEIR SUPPLIERS.

THE ALCATEL THAT ARE SERVING THOSE MARKETS ARE WELL POSITIONED.

THE UNITED STATES SUPPLY IS ALSO SEEING MOMENTUM.

RIGHT NOW, LIKE JERRY SAID, VISIBILITY OF THE MARCH QUARTER WILL BE THE LOWEST QUARTER.

SO, HOPEFULLY, THIS WILL CONTINUE TO BE THAT WAY.

BUT CLEARLY, WE HAVE EVERYTHING WE NEED YOU KNOW TO PRESERVE CASH IN THIS DIFFICULT ENVIRONMENT AND A MERGER WITH MORE MARKET SHARE.

THE DESIGN SHARE.

WE HAVE THE R AND D ORGANIZATION OF OUR CUSTOMERS.

THIS IS ABSOLUTELY UNIQUE.

THE WIN OF 2 MAJOR CUSTOMERS IN JAPAN WHERE WE HAVE BEEN WEAK IS A NICE EXTENSION OF OUR FOOTPRINT.

YOU SHOULD LOOK AT AVAILABILITY TO GAIN MORE MARKET SHARE.

>> ON THE PRIZING SIDE.

HAVE YOU WATCHED MATERIAL DETERIORATION?

>> WE HAVE SEEN THE USUAL.

PRICE DECREASE PER YEAR.

I DON’T THINK WE HAVE SEEN ANYTHING DIFFERENT FROM WHAT I HAVE SEEN IN THE PAST IN TERMS OF PRICE PRESSURE.

>> ONE BROADER QUESTION IN TERMS OF THE MERGER, WERE YOU IN DISCUSSIONS OVER THE PAST COUPLE OF MONTHS WITH OTHER PARTIES IN TERMS OF POTENTIAL MERGERS AND THIS APPLIES TO BOTH COMPANIES.

IS THE INDUSTRY PREPARING FOR MUCH MORE CONSOLIDATION?

HOW LONG WAS THIS IN PROGRESS.

>> I CAN TELL YOU IT HAS BEEN 18 MONTHS.

EVERYBODY IS TALKING TO EVERYBODY IN THIS INDUSTRY.

WE TALK TO EACH OTHER ALL THE TIME.

YOU KNOW.

VERY CLEARLY, YOU KNOW IN THE RECENT MONTHS AND GIOVANNI AND I HAVE BEEN TALKING IN DETAIL TO MAKE SURE WE WOULD BE ABLE TO MAKE THIS MERGER SUCCESSFUL.

>> GOT IT.

THANK YOU SO MUCH.

>> THANK YOU, ONCE AGAIN LADIES AND GENTLEMEN, IF THERE ARE ADDITIONAL QUESTIONS, PLEASE PRESS THE STAR FOLLOWED BY ONE.

IF YOU ARE USING SPEAKER EQUIPMENT, YOU NEED TO LIFT THE HAND SET.

>> PLEASE GO AHEAD.

>> YES, THANK YOU.

MY FIRST QUESTION IS A HOUSEKEEPING ONE.

CAN YOU GIVE US THE BREAK DOWN BETWEEN THE TELECOM AND NON-TELECOM BREAKDOWN?

IF YOU COULD TELL US WHETHER IT INCREASED OR DECREASES SEQUENTIALLY.

>> AND THE TUNABLES?

>> THE TUNABLES.

LET ME JUST

>> YES, AS YOU CAN SEE, WE HAVE TO USE OUR CHEAT SHEETS

>> YOUR GUIDANCE OF THE 50ISH MILLION IS FOR SALES DOWN TO 14 PERCENT.

IF YOU WERE TO INCLUDE THE DEFERRED REVENUE IT WOULD BE DOWN 11 PERCENT.

I WONDER IF YOU CAN SPEAK TO WHETHER THAT’S BROAD BASED.

I KNOW YOU JUST TALKED ABOUT IT IN THE CONTEXT OF GEOGRAPHY.

MAY BE YOU COULD UPDATE US.

YOU TALKED ABOUT 3 NORTH AMERICAN CUSTOMERS.

>> OKAY.

I THINK IT’S FAIRLY BROAD BASED WITHIN THE TELECOM GROUP.

THIS HAS BEEN SOFT FOR A FEW QUARTERS.

WE DON’T SEE ADDITIONAL SOFTNESS.

I CAN’T REALLY ISOLATE THE MARGIN WITHIN TELECOM.

AS FAR AS INVENTORY ADJUSTMENT.

WE SEE MORE OF THAT COMING BACK IN THE JUNE QUARTER, WHICH IS ONE REASON WHY WE SEE AT LEAST FOR NOW, MARCH IS THE TROUGH.

THAT’S FRAMED WITHIN THE BROADER ECONOMIC CONDITIONS.

>> AND SWITCHING OVER TO A COUPLE OF QUESTIONS ON THE MERGER.

DID YOU TALK ABOUT HOW THAT WOULD BE SPREAD ACROSS COGS AND OPEX.

>> NO, WE DID NOT INTEND TO DISCUSS THAT.

>> WE HAVE DONE OUR INITIAL SCOPE.

KEEP IN MIND, WE ARE 2 SEPARATE COMPANIES AND WE HAVE TO WAIT UNTIL THE DEAL IS CLOSED AND MOVING FORWARD.

>> I’M GUESSING THAT SOME OF THAT WAS IMPLICIT OR EXPLICIT IN YOUR TARGETS.

IT SEEMS PRETTY AGGRESSIVE, ESPECIALLY THE LONG-TERM TARGETS OF 35 PERCENT.

AND 10 PERCENT OPERATING MARGIN.

I THOUGHT I HEARD YOU SAY, SOME OF THESE ASSUMPTIONS WERE BASED ON AN ANNUAL RUN RATE OF 110 MILLION PER QUARTER.

BASED ON YEAR TO DATE RESULTS IN SEPTEMBER.

OBVIOUSLY THE CONDITIONS HAVE DETERIORATED.

WHAT IF THE ECONOMY DOESN’T RECOVER?

>> FROM A SYNERGY POINT OF VIEW.

THAT’S NOT BASED ON A HIGHER REVENUE.

IT’S EXISTING RUN RATES.

AS FAR AS ACHIEVING THE 12-MONTH TARGET, CLEARLY THERE’S KIND OF A MODEST RECOVERY BUILT INTO THAT.

THAT’S SYNERGY AS AN EXECUTION.

AS FAR AS THE LONG-TERM MODEL, YOU HAVE TO LOOK AT WHAT HISTORICALLY EACH COMPANY HAS OBTAINED TO GET THAT TO LONG-TERM MODEL.

THERE’S THE SYNERGY AND ECONOMIC RECOVERY AND CLEARLY THERE’S AN ASSUMPTION OF REVENUE GROWTH OF THAT AND GETTING TO THE LONG-TERM MODEL.

>> OKAY.

AND ONE LAST QUESTION IF I MAY.

MAY BE THIS IS FOR GIOVANNI.

THE DEAL SEEMS TO GIVE AVANEX A SHARE PRICE BELOW.

>>[INAUDIBLE].

>> YEAH.

PAUL, I THINK THAT OUR CASH, BOOK HAM ISN’T MUCH MORE THAN CASH.

WE HAVE TO LOOK AT IT AS A PAIR OF COMPANIES THINKING OF THE CONTRIBUTION OF EACH.

PERFORMERS OF RESPECTIVE RESULTS.

MUTUAL CASH BALANCES AND THAT’S WHAT IT WAS BASED ON.

REALLY THINKING ABOUT THE CORE BUSINESS AND WHAT EACH PARTY BRINGS TO THE TABLE.

NEITHER OF WHICH IS A NORMALIZED EVALUATION BY ANY DEGREE.

>> THE MARKET CAP WE WOULD BE RENEGOTIATING IT.

THEY WERE MOVING UP AND DOWN.

I THINK WE HAVE DONE A VERY THOROUGH ANALYSIS AND THAT’S HOW WE CAME UP WITH THIS.

>> I THINK EXACTLY, VERY GOOD OPPORTUNITY FOR AVANEX SHAREHOLDERS TO GET BACK TO THE VALUE CONTRIBUTED TO THE COMPANY.

>> I HOPE YOU GUYS INVEST AS A RESULT OF THAT, WE GIVE AS OF THIS TIER ONE AND NOT KEEP US IN THE PENALTY BOX WHAT WE EXPECT.

>> OKAY.

THANK YOU FOR TAKING MY QUESTIONS.

>> THANK YOU.

OUR NEXT QUESTION IS FROM THE LINE OF HAMED HASAN.

>> I WANTED TO GET AN UNDERSTANDING OF WHAT YOU SEE IN THE MARCH QUARTER THAT YOU ARE SUGGESTING THIS MIGHT BE A BOTTOM AND THE GUIDANCE YOU’RE PROVIDING?

>> ONE THING WE SEE, WHICH I MENTIONED IN THE PREVIOUS RESPONSE, IS THAT OUR DECEMBER QUARTER WAS IMPACTED BY SOME INVENTORY ADJUSTMENTS MADE.

SOME OF THAT INVENTORY CORRECTION COMES BACK THROUGH THE JUNE QUARTER.

SO ASIDE FROM SEEING MARCH AS THE BOTTOM, WE SEE SOME STRENGTH IN THE NON-TELECOM.

>> OKAY.

AND THEN ALSO WITH THIS MERGER.

DOES ALCATEL GET TO OPT OUT OF AVANEX ONCE THE MERGER IS COMPLETE?

>> I DON’T THINK NOW IS THE RIGHT TIME TO DISCUSS THIS.

>> OKAY.

THEN GIVEN THE SCENARIO GOING ON.

WHAT MADE YOU GUYS SAY, OKAY.

WE SHOULD DO THE MERGER NOW?

I JUST WANT TO GET AN UNDERSTANDING OF THE TIMING OF THE MERGER GIVEN THAT WE ARE STARTING TO SEE WHAT’S HAPPENING ON THE OPTICAL AND COM, EQUIPMENT SIDE BECAUSE WAS MACROECONOMIC CONDITIONS.

>> THE NOW OR LATER IS ALWAYS A QUESTION.

I THINK THAT WHEN WE START LOOKING AT THE 2 COMPANIES AS THEY ARE TODAY, THE FINANCIALS ARE COMPELLING IN TERMS OF GETTING THE 2 COMPANIES TOGETHER NOW.

WHY SHOULD WE WAIT?

YOU KNOW, WHY WE CAN DO IT NOW IN A VERY EFFICIENT WAY.

SO, I’M ALWAYS OF THE IDEA THAT WHEN YOU CAN MAKE A DECISION TODAY, YOU DO IT AND THEN YOU CAN MOVE TO THE NEXT STEP.

I THINK THIS IS WHAT GIOVANNI AND I HAVE DISCUSSED IN DETAIL WITH THE 2 MANAGEMENT TEAM.

WE GOT CONVINCED WE CAN SUCCEED IN DOING THIS MERGER.

>> I THOUGHT THE QUESTION WAS WHY WE DIDN’T DO IT YESTERDAY.

THE REALITIES ARE THE SYNERGIES ARE EVIDENT.

THE BEST WAY TO PRESERVE OR CASH.

THAT’S A VERY COMPELLING REASON TO MERGE NOW.

AND NOT KEEP SPENDING MONEY CHASING THE SAME CUSTOMERS AND SO FORTH.

ESPECIALLY WITH SALES FORCES AND DUPLICATE FINANCIAL TEAMS.

WE HAVE TO SAVE CASH AND THE BEST POSSIBLE INVESTMENT.

>> I THINK THE SAME IS TRUE IN ANY MARKET.

IN THE STRONG MARKET.

IN A MARKET FEELING SOFT.

WHERE COMPANIES TOGETHER ARE STRONGER THAN INDIVIDUALLY.

SO, TIMING ASIDE, WE THINK IT’S A DEAL THAT MAKES SENSE.

>> I THINK I MISSED THIS NEXT QUESTION, DO YOU HAVE A TARGET DATE AS TO WHEN THIS MERGER WOULD BE COMPLETE?

>> YEAH.

I THINK WE’RE THINKING 3 TO 5 MONTHS.

IT’S A FUNCTION OF REGULATORY REVIEWS.

>> THANK YOU.

OUR NEXT QUESTION IS FROM RUSS.

>> HOW MANY OF THE POTENTIAL COST SAVINGS THAT YOU HAD TALKED ABOUT WITH OUT SOURCING AND INSOURCING IS BUILT IN TO THE $28 MILLION YOU DESCRIBED EARLIER?

FROM AN OPERATIONS SIDE, THERE’S SUPPLY CHAIN SYNERGIES AND MODEST ASSUMPTIONS.

THERE’S NO ASSUMPTIONS ABOUT DRAMATIC MOVEMENTS OF PRODUCTS.

WE THINK THAT’S AN EXECUTION ON THE UP SIDE THAT COMES FROM DOING THE DEAL ITSELF.

>> I THINK THIS IS WHAT WE WILL BE WORKING ON.

WE CAN TALK OPENLY TO OUR PEOPLE AND AVANEX AND OTHERS.

WE HAVE BEEN FAIRLY CONSERVATIVE SO FAR.

>> GREAT.

THANK YOU SO MUCH.

WE ARE PULLING FOR ALL YOUR EFFORTS HERE.

>> THANK YOU.

AT THIS TIME, WE HAVE NO FURTHER QUESTIONS.

I WOULD LIKE TO TURN IT BACK FOR CLOSING REMARKS.

>> I HAVE NO REMARKS EXCEPT TO SAY, WE ARE VERY EXCITED.

DO YOU WANT TO ADD SOMETHING?

THE TWO MANAGEMENT TEAMS WE GET TO WORK TOGETHER.

THE SOONER WE GET CLOSED, THE SOONER WE WILL MAKE IT HAPPEN.

THANK YOU FOR YOUR PARTICIPATION.

>> THANK YOU.

SIR.

LADIES AND GENTLEMEN THAT DOES CONCLUDE OUR CONFERENCE.

YOU MAY NOW DISCONNECT.

Forward Looking Statements

THIS COMMUNICATION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS ABOUT THE TIMETABLE FOR COMPLETING THE TRANSACTION, THE BENEFITS OF THE BUSINESS COMBINATION TRANSACTION INVOLVING BOOKHAM AND AVANEX, INCLUDING POTENTIAL SYNERGIES AND COST SAVINGS AND THE TIMING THEREOF, FUTURE FINANCIAL AND OPERATING RESULTS INCLUDING ADJUSTED EBITDA IN THE FIRST QUARTER FOLLOWING THE TRANSACTION, QUARTERLY SYNERGIES, THE COMBINED COMPANY’S PLANS, CASH BALANCES TOGETHER, OBJECTIVES, EXPECTATIONS AND INTENTIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES; AND OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS “POTENTIAL,” “EXPECTED,” “PLAN,” “ESTIMATE,” “INTEND,” “WILL,” OR WORDS OF SIMILAR MEANING. SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF BOOKHAM’S AND AVANEX’S MANAGEMENT AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF BOOKHAM AND AVANEX. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL BUSINESS AND ECONOMIC CONDITIONS; THE PERFORMANCE OF FINANCIAL MARKETS; RISKS RELATING TO THE CONSUMMATION OF THE CONTEMPLATED MERGER, INCLUDING THE RISK THAT REQUIRED STOCKHOLDER APPROVAL MIGHT NOT BE OBTAINED IN A TIMELY MANNER OR AT ALL OR THAT OTHER CLOSING CONDITIONS ARE NOT SATISFIED; THE FAILURE TO REALIZE SYNERGIES AND COST-SAVINGS FROM THE TRANSACTION OR DELAY IN REALIZATION THEREOF; THE BUSINESSES OR EMPLOYEES OF BOOKHAM AND AVANEX NOT BE COMBINED AND INTEGRATED SUCCESSFULLY, OR SUCH COMBINATION MAY TAKE LONGER, BE MORE DIFFICULT, TIME-CONSUMING OR COSTLY TO ACCOMPLISH THAN EXPECTED; AND OPERATING COSTS AND BUSINESS DISRUPTION FOLLOWING THE MERGER, INCLUDING ADVERSE EFFECTS ON EMPLOYEE RETENTION AND ON OUR BUSINESS RELATIONSHIPS WITH THIRD PARTIES. ADDITIONAL FACTORS THAT CAN CAUSE THE RESULTS TO MATERIALLY DIFFER THAN THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS CAN BE FOUND IN THE MOST RECENT FORM 10-Q, MOST RECENT FORM 10-K AND OTHER PERIODIC REPORTS FILED BY BOOKHAM AND AVANEX, WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER BOOKHAM NOR AVANEX ASSUMES ANY OBLIGATION OR INTENDS TO UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Additional Information and Where to Find It

THIS COMMUNICATION IS BEING MADE IN RESPECT OF THE PROPOSED BUSINESS COMBINATION INVOLVING BOOKHAM AND AVANEX. IN CONNECTION WITH THE PROPOSED TRANSACTION, BOOKHAM AND AVANEX PLAN TO FILE DOCUMENTS WITH THE SEC, INCLUDING THE FILING BY BOOKHAM OF A REGISTRATION STATEMENT ON FORM S-4 CONTAINING A JOINT PROXY STATEMENT/PROSPECTUS AND EACH OF BOOKHAM AND AVANEX PLAN TO FILE WITH THE SEC OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS OF BOOKHAM AND AVANEX ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY BOOKHAM AND AVANEX BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THESE DOCUMENTS (WHEN THEY ARE AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND BY CONTACTING BOOKHAM INVESTOR RELATIONS AT (408) 404-5400 OR AVANEX INVESTOR RELATIONS AT (510) 897-4188. INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE DOCUMENTS FILED WITH THE SEC ON BOOKHAM’S WEBSITE AT WWW.BOOKHAM.COM OR AVANEX’S WEBSITE AT WWW.AVANEX.COM OR THE SEC’S WEBSITE AT WWW.SEC.GOV. BOOKHAM, AVANEX AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED TRANSACTION. INFORMATION REGARDING THE INTERESTS OF THESE DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED TRANSACTION WILL BE INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS DESCRIBED ABOVE. ADDITIONAL INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF BOOKHAM IS ALSO INCLUDED IN BOOKHAM’S PROXY STATEMENT FOR ITS 2008 ANNUAL MEETING OF STOCKHOLDERS, WHICH WAS FILED WITH THE SEC ON SEPTEMBER 18, 2008, AND ADDITIONAL INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF AVANEX IS ALSO INCLUDED IN AVANEX’S PROXY STATEMENT FOR ITS 2008 ANNUAL MEETING OF STOCKHOLDERS, WHICH WAS FILED WITH THE SEC ON OCTOBER 14, 2008, RESPECTIVELY.